COMPASS
GROUP

JAN 22 2009

Washington, DC
110

PROCESSED

JAN 28 2009

THOMSON REUTERS

By Air Mail

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

[redacted]

09045176

2 January 2009

Dear Sir/Madam

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

I NEWS RELEASES

1. None this period.

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

1. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at 30 November 2008, in accordance with the Disclosure and Transparency Rules (December 1, 2008).

2. Notification from Compass Group PLC relating to a Director/PDMR shareholding (Gary Green) (December 5, 2008).

3. Notification from Compass Group PLC relating to a Major Interest in Shares by BlackRock Inc. (December 18, 2008).

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None this period.

PROCESSED

JAN 28 2009

THOMSON REUTERS

1/27

Compass Group PLC
Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ
Telephone 01932 573000 Facsimile 01932 569956
Registered in England, Registered Number 4083914, VAT number 466/4777/01

great people ***great*** service ***great*** results

COMPASS
GROUP

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 88(2) – Return of allotment of 2,342,843 shares (December 8, 2008).

2. Companies Form No. 88(2) – Return of allotment of 517,342 shares (December 15, 2008).

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on +44 (0)1932 573159.

Yours faithfully

Andrew V Derham

Andrew V Derham
Deputy Company Secretary
Encs.

COMPASS
GROUP

82-5161

I NEWS RELEASES

None this period.

COMPASS
GROUP

82-5161

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

REG-Compass Group PLC Total Voting Rights

Released: 01/12/2008

com:20081201:RnsA2669J

RNS Number : 2669J

Compass Group PLC

01 December 2008

Compass Group PLC - Total Voting Rights and Capital as at 30 November 2008

In accordance with its obligations under rule 5.6.1. of the Disclosure and Transparency Rules, Compass Group PLC confirms that as at 30 November 2008 its issued share capital consists of 1,846,020,869 ordinary shares of 10 pence each. The total number of voting rights in respect of these ordinary shares is 1,846,020,869, each ordinary share having one vote. Compass Group PLC does not hold any ordinary shares in treasury.

In addition, Compass Group PLC has entered into a level I American Depositary Receipt Programme, under which ordinary shares of 10 pence each are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 10 pence each traded in the form of American Depositary Shares are included within the total set out above.

The above figure, 1,846,020,869 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

END

TVRBGBDDDGGGGIB

Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	15:08 05-Dec-08
Number	6478J15

RNS Number : 6478J
Compass Group PLC
05 December 2008

COMPASS GROUP PLC: DIRECTOR/PDMR SHAREHOLDING

Compass Group PLC (the "Company") announces the following changes in the interests of Directors and Persons Discharging Managerial Responsibility ("PDMR") in ordinary shares of 10 pence each in the share capital of the Company ("Shares").

Long Term Incentive Plan Release

On 5 December 2008, Gary Green, a Director, who is responsible for the Group's US, Canadian and Mexican businesses, exercised his rights over a vested award made under the Long Term Incentive Plan (which was granted for nil consideration) following satisfaction of both the Free Cash Flow and Total Shareholder Return performance conditions in the three years ended 30 September 2008 and 365,938 Shares were issued.

Following the transaction detailed above, Mr Green has increased his holding and is interested in Shares as shown below:

NAME	NUMBER OF SHARES	PERCENTAGE OF ISSU SHARE CAPIT
Gary Green	996,395	0.0

ENDS

Enquiries:

Compass Group PLC
+44 (0)1932 573000

Investors/Analysts: Mark J White, General Counsel & Company Secretary
Media: Chris King, Group Head of Media Relations

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £11 billion in the year to 30 September 2008. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	16:28 18-Dec-08
Number	4280K16

RNS Number : 4280K
Compass Group PLC
18 December 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
Compass Group PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to notification obligation:
BlackRock, Inc

4. Full name of shareholder(s) (if different from 3) :

5. **Date of transaction** (and date on which the threshold is crossed or reached if different):
16 December 2008

6. **Date on which issuer notified:**
18 December 2008

7. **Threshold(s) that is/are crossed or reached:**
Gone below 5%

8. **Notified Details:**

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	**Situation previous to the triggering transacti**	
	Number of shares	**Number of voting rig**
GB0005331532	95,869,150	95,869,150

Class/type of shares if possible use ISIN CODE	**Resulting situation after the triggering**		
	Number of shares	**Number of voting rights**	
		Direct	**Indirect**
GB0005331532	87,011,003	N/A	87,011,003

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	**Expiration date**	**Exercise/conversion period/date**	**No. that acqu insti conv**

Total (A+B)

Number of voting rights	% of voting rights
87,011,003	4.71

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

BlackRock Investment Management (UK) Limited = 87,011,003 (4.71%)

Proxy Voting:

10. Name of proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
N/A

14. Contact name:

15. Contact telephone number:

For notes on how to complete form TR-1 please see the FSA website.

END

Close

COMPASS GROUP

82-5161

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None this period.

COMPASS
GROUP

82-5161

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	28 11 2008	05 12 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	32,249	15,000	38,750
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

CMf

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	28 11 2008	05 12 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	1,890,906	365,938	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£2.915	£3.105	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode: E14 5LB	Ordinary	53,750
Name(s): Greenwood Nominees Limited Address: Participant ID 142 GW, Designation 595066, 20 Moorgate, London UK Postcode: EC2R 6DA	Ordinary	6,185
Name(s): HSDL Nominees Lmited Address: Participant ID 33x24, Trinity Road, Halifax UK Postcode: HX1 2RG	Ordinary	12,476
Name(s): Morstan Nominees Limited Address: Account 50702, 25 Cabot Square, Canary Wharf, London UK Postcode: E14 4QA	Ordinary	952,639
Name(s): Please see attached additional schedule of allottees. Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form: +1

Signed: [signature] Date: 8/12/08

** ~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ   Tel 01932 574225
DX number   DX exchange

ay

Shareholder Details	Class of shares allotted	Number of shares allotted
Richard Cousins Lane Gate The Common Hyde Heath Amersham Buckinghamshire HP6 5RW	Ordinary	433,046
Andrew Martin 5 Dalkeith Road Harpenden Herts AL5 5PP	Ordinary	274,263
Ian El-Mokadem 18 Roehampton Gate London SW15 5JS	Ordinary	230,958
Gary Green 39 Kempsford Close Oakenshaw Redditch B98 7YS	Ordinary	372,125
Mr Christopher Cotton 2 Somerset Close Melton Mowbray Leics LE13 0JS	Ordinary	5,287
Miss Charlotte Mary Jaccard 29 Danebury Walk Frimley Camberley Surrey GU16 8XU	Ordinary	2,114

ay

Companies House

— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day 08 Month 12 Year 2008	Day 15 Month 12 Year 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	53,975	272,500	129,600
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	12	2008	15	12	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	727	15,540	25,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.902	£2.925	£3.1625

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	08	12	2008	15	12	2008

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	20,000		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£3.20		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Ordinary	194,403
Name(s): Greenwood Nominees Limited Address: Participant ID 142 GW, Designation 595066, 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	74
Name(s): Greenwood Nominees Limited Address: Participant ID 142 CN, Designation SAD, 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	287,466
Name(s): Please see additional allottees on attached schedule. Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: +3

Signed: [signature] Date: 15 December 2008

** ~~A director /~~ secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Shareholder Details	Class of shares allotted	Number of shares allotted
Ms Irene Baltus Brouwerij 15 3703 Ch Zeist, Netherlands	Ordinary	2,598
Mr Graham David Dixon Calle Andrew Coll 33 1B 07100 Soller Mallorca, Spain	Ordinary	5,746
Joan Adlard 18 Frawley Court Tarneit VIC 3029, Australia	Ordinary	174
David Bonomini 59 Monk Street Kinsington WA 6151, Australia	Ordinary	3,386
David Buckley 235 Mont Albert Road Surry Hills VIC 3127, Australia	Ordinary	266
Kimberley Burges 42 Riley Road Dalkeith WA 6009, Australia	Ordinary	3,393
Paul Choma 82 Cambridge Crescent Fitzgibbon QLD 4018, Australia	Ordinary	538
Deborah Cole 7 Shasta Avenue Lutana TAS 7009, Australia	Ordinary	176
Daniel Dowling 334 Preservation Drive Sulphur Creek TAS 7316, Australia	Ordinary	440
Neil East 16 Foveauxx Place Barden Ridge NSW 2234, Australia	Ordinary	620
John Farthing 5 Eagle Court Wodonga VIC 3690, Australia	Ordinary	459

ay

Amanda Ferdinando 11 Raymond Street Blackburn NTH VIC 3130, Australia	Ordinary	410
Julie Gardner 19 Alexander Drive Glenfield WA 6532, Australia	Ordinary	447
Gaye Hawkins 31 Keedi Road Newman WA 6753, Australia	Ordinary	458
Maria Lekkas 24 Inverloch Street Preston VIC 3072, Australia	Ordinary	266
Julene Miller PO Box 4084 Springfield QLD 43000, Australia	Ordinary	352
Edward Millinson 12 Flowers Street Railway Estate Townsville QLD 4810, Australia	Ordinary	901
Garry Neighbour 47 Alora Drive Port Kennedy WA6172, Australia	Ordinary	441
Gerhard Poelzl 22 Chamberlain Avenue Rose Bay NSW 2029, Australia	Ordinary	3,392
Adrian Reichhart 45 Carlton Terrace Wynnum QLD 4178, Australia	Ordinary	2;713
Stuart Rhodes 11 Tuffley Court Kallangur QLD 4053, Australia	Ordinary	447
Gregory Stack 23 Christowe Drive Swan View WA 6056, Australia	Ordinary	379

ay

Vernon Taylor 189 Salisbury Street Bedford WA 6052, Australia	Ordinary	699
Ian Voss 6 Sunrise Terrace East Albury NSW 2640, Australia	Ordinary	366
Christopher Warr 54 Buckra Street Turramurra NSW 2074, Australia	Ordinary	3,391
Neil Weallens 17 Kuranda Street Balmoral QLD 4171, Australia	Ordinary	2,260
Elizabeth Whiting 23 Thicket Circuit Banksia Grove WA 6031, Australia	Ordinary	681

END